Exhibit (a)(5)(A)

Welcome to the Hookipa information event on our stock option exchange offer

Stock options are issued to provide an incentive to our employees in addition to the fixed and variable cash compensation;

Unfortunately, the market situation for biotech stocks, and the Hookipa stock in particular has declined substantially over the past two years, which has caused frustration for some options holders;

Therefore, our BoD has decided to give employees the opportunity to exchange some old options with exercise prices of $6.50 or higher;

It is your choice if you accept this offer; A legal tender offer document has been filed with the SEC which is the basis for the offer but today we want to summarize some information from this document in simple form to explain the offer and to answer your quesstione

Let me start by reminding you how stock options work:

A stock option gives the participant the right to buy a Hookipa share at a pre-defined grant price (or exercise price)

The grant price is generally equal or higher to the share price at grant date

For our options issued in 2023, the grant price is $1.00 but for options issued in 2021 and before, grant prices are much higher ($6.50 and up to more than $15)

The Vesting Period is the time that has to pass until the participant can buy the shares at the specified exercise price; the vesting period for Hookipa employee stock options is generally 1 - 4 years (after 4 years all options have vested)

Participants will only benefit from their options if the share price increases above the grant price ;

In this example, we assume that our share price has increased to $2.00 after four years; a participant can therefore exercise the option, i.e. pay $1.00 to receive one share which has a market value of $2.00; the participant will therefore make a gain of $1.00 for each share exercised

If the share price deceases below the exercise price, the option is considered to be “under water”;

The participant is not at risk to make loss, because an option does not have to be exercised;

Options have a 10 year term, it is not unusual that options may be “under water” for some time during that term; there is still a lot of time for our stock to increase in value

However, we understand that many employees with options which are significantly under water are frustrated as a potential value upside from these options seems far away

The exchange offer provides the possibility to reset the exercise price for these options

So, what are the terms and conditions for the option exchange:

Since the exchange offer has been calculated to be “value neutral” for Hookipa and its shareholders, you will receive a smaller number of options if you elect to accept the offer

1.75 old options with grant prices between $6.50 and $10.33 can be exchanged for 1 new option

2.25 old options with grant prices of $10.34 and higher can be exchanged for 1 new option

The exercise price of new options will be the price on the issue date of the new options (at or around September 12, 2023) but not less than $1.00

Also, you will not be able to immediately exercise the new options, even if your old options had already fully vested; The exchange is intended to provide a retention incentive and therefore, new options received in exchange for old options that had already vested will have a 1 year vesting period and new options received in exchange for unvested old options will vest in equal quarterly installments over three years from issuance

So, let us use at some examples to give you a feeling about how the option exchange could work out under different scenarios for our future stock price development: In the first scenario of a share price increase to $5.00 the exchange would turn out to be advantageous for the participant because the old options would still be under water whereas new options would have a value of $.4.00 per option

In the second scenario, of an increase to $15.00 both the old and the new options would have a value (i.e. be “in the money”) but the gain per options would be higher for new options so that the total value of the smaller number of new options would still be higher than the value of the bigger number of old options

In the third scenario of a $50.00 share price, both the old and the new options would have significant value; in this case the advantage of owning a higher number of old options would exceed the new options advantage of a lower exercise price and it would have turned out more advantageous for the participant to not exchange any options

Here are the same scenarios for the 2.25 exchange ratio of options with an exercise price of $12.00

You can look at the calculation example yourself and do it for your own options as well to support your decision whether or not to exchange your options

Please note that old and new options have different vesting schedules and terms as well, so that the time aspects may also have an effect on your decision, in addition to your share price expectations

To find out how many of your options are eligible for exchange, please log into the Shareworks system which has all relevant information about your current stock options

After logging into the system, go to the portfolio sections, then go to account summary to see a list of your grants and the respective grant prices; only options with grant prices of $6.50 or higher are eligible for exchange

If you want to accept the exchange offer, insert the grant for which you want to make the election into the exchange election form and send the signed for to legal@hookipapharma.com until September 7; you can withdraw or change your election until this date;

After the expiry of the exchange period, you will receive a confirmation about the acceptance of your selection, with the number old and new shares listed (please check the numbers and let us know if you have questions)

A few days lates you will receive your new grants through the Shareworks system, please accept the terms in the system; your old options will be automatically cancelled

If you do nothing, you will keep your old options; please keep in mind that there will be no further exchange offers in the future, this will be your only chance to exchange your options

Now, we are happy to take your questions; please keep in mind that we are only able to provide information that is disclosed in our tender offer document filed with the SEC; we cannot make any recommendations for your decision to accept the offer or not;